August 4, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549
Re:	ENTREPRENEUR UNIVERSE BRIGHT GROUP

Amendment No. 8 to Registration Statement on Form 10

Filed July 15, 2022

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group (the “Company”), we are responding to the Staff’s comment letter dated July 27, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses. The Company plans to file an amendment to the Form 10 to include all the proposed disclosures set forth herein once it clears the Staff’s comments.

Amendment No. 8 to Registration Statement on Form 10

Explanatory Note, page ii

1.	We note your amended disclosure in response to comment 1. Please revise your statements that you have not been notified by the Chinese government of restrictions on your ability to transfer cash or distribute earnings, as its purpose is unclear in light of the amended disclosure you have provided that describes restrictions on foreign exchange transactions and cash transfers under existing PRC regulations and current PRC laws.

Response:	In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure as follows:

Page vi:

EUBG is permitted to transfer cash as a loan and/or capital contribution to the HK subsidiary for its operations and the HK subsidiary is permitted to transfer cash as a loan and/or capital contribution to the PRC subsidiary for capital investment and company operations. For instance, the PRC subsidiary will use the cash for their daily business operations. However, under existing PRC regulations, any loans made to our PRC subsidiaries shall not exceed a statutory limit, and shall be filed with SAFE or its local bureau. Additionally, any capital contributions the HK subsidiary make to the PRC subsidiary shall be filed with the local commerce department. ~~For instance, the PRC subsidiary will use the cash for their daily business operations.~~ The PRC subsidiary is the main operating company to earn revenue. The HK subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to EUBG through dividend distribution without restrictions on the amount of the funds. Current PRC laws require that dividends be paid only out of the profit for the year calculated according to PRC accounting principles, which differ from the generally accepted accounting principles in other jurisdictions. In addition, PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, until the aggregate amount reaches 50% of its registered capital. In addition, a wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting principles to enterprise expansion funds, staff welfare, and bonus funds. Those reserve funds are not available for distribution as cash dividends. The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions. Under existing PRC foreign exchange regulations, payments of current account items can be made in foreign currencies without prior approval from SAFE. However, approval from SAFE, or registration with SAFE or other appropriate departments is required where RMB shall be converted into foreign currency and be remitted out of the PRC. Failure to comply with the above regulations may result in liability under PRC laws for evasion of foreign exchange controls.

August 4, 2022

~~As of the date of this Amendment, we have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors. In addition, we have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earnings from our business, including subsidiaries, to the parent company and U.S. investors. However, we cannot ensure that we will be able to comply with the above regulations in all respects in the future. If we fail to comply with the above regulations, our ability to transfer cash and distribute earnings may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.~~

As of the date of this Amendment, our PRC subsidiary has distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, which is our HK subsidiary. However, we cannot ensure that we will be able to comply with the above regulations in all respects in the future. If we fail to comply with the above regulations, our ability to transfer cash and distribute earnings may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfers to the other. We intend to keep any future earnings to finance the expansion of our business conducted by our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, the Nevada holding company, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operational costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company, and either of its subsidiaries, our HK subsidiary or our PRC subsidiary. See “Item 1. Business – Cash Transfers within our Organization,” “Summary of Risk Factors – Risks Related to Doing Business in the PRC” and “Risk Factors — Risks associated with doing business in China” for a detailed discussion of the Chinese legal restrictions on the payment of dividends, our ability to transfer cash within the Company and the potential for holders of the Company’s common stock to be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. As of March 31, 2022, December 31 2021 and December 31, 2020, total undistributed profits of the Company’s PRC subsidiary were $4,346,622, $3,579,288 and $6,269,752, respectively. We have recognized deferred tax liabilities of $434,662, $357,929 and $626,975, respectively, in respect of the undistributed profits. For more details, please refer to our consolidated financial statements and related notes included elsewhere in this Amendment.

August 4, 2022

Pages 4 - 5:

EUBG is permitted to transfer cash as a loan and/or capital contribution to the HK subsidiary for its operations and the HK subsidiary is permitted to transfer cash as a loan and/or capital contribution to the PRC subsidiary for capital investment and company operations. For instance, the PRC subsidiary will use the cash for their daily business operations. However, under existing PRC regulations, any loans made to our PRC subsidiaries shall not exceed a statutory limit, and shall be filed with SAFE or its local bureau. Additionally, any capital contributions the HK subsidiary make to the PRC subsidiary shall be filed with the local commerce department. ~~For instance, the PRC subsidiary will use the cash for their daily business operations.~~ The PRC subsidiary is the main operating company to earn revenue. The HK subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to EUBG through dividend distribution without restrictions on the amount of the funds. Current PRC laws require that dividends be paid only out of the profit for the year calculated according to PRC accounting principles, which differ from the generally accepted accounting principles in other jurisdictions. In addition, PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, until the aggregate amount reaches 50% of its registered capital. In addition, a wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting principles to enterprise expansion funds, staff welfare, and bonus funds. Those reserve funds are not available for distribution as cash dividends. The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions. Under existing PRC foreign exchange regulations, payments of current account items can be made in foreign currencies without prior approval from SAFE. However, approval from SAFE, or registration with SAFE or other appropriate departments is required where RMB shall be converted into foreign currency and be remitted out of the PRC. Failure to comply with the above regulations may result in liability under PRC laws for evasion of foreign exchange controls.

~~As of the date of this Amendment, we have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors. In addition, we have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earnings from our business, including subsidiaries, to the parent company and U.S. investors. However, we cannot ensure that we will be able to comply with the above regulations in all respects in the future. If we fail to comply with the above regulations, our ability to transfer cash and distribute earnings may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.~~

As of the date of this Amendment, our PRC subsidiary has distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, which is our HK subsidiary. However, we cannot ensure that we will be able to comply with the above regulations in all respects in the future. If we fail to comply with the above regulations, our ability to transfer cash and distribute earnings may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfers to the other. We intend to keep any future earnings to finance the expansion of our business conducted by our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, the Nevada holding company, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operational costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company, and either of its subsidiaries, our HK subsidiary or our PRC subsidiary. See “Item 1. Business – Cash Transfers within our Organization,” “Summary of Risk Factors – Risks Related to Doing Business in the PRC” and “Risk Factors — Risks associated with doing business in China” for a detailed discussion of the Chinese legal restrictions on the payment of dividends, our ability to transfer cash within the Company and the potential for holders of the Company’s common stock to be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. As of March 31, 2022, December 31 2021 and December 31, 2020, total undistributed profits of the Company’s PRC subsidiary were $4,346,622, $3,579,288 and $6,269,752, respectively. We have recognized deferred tax liabilities of $434,662, $357,929 and $626,975, respectively, in respect of the undistributed profits. For more details, please refer to consolidated financial statements and related notes included elsewhere in this Amendment.

Pages 10 – 11:

Cash Transfer within our Organization

EUBG is permitted to transfer cash as a loan and/or capital contribution to the HK subsidiary for its operations and the HK subsidiary is permitted to transfer cash as a loan and/or capital contribution to the PRC subsidiary for capital investment and company operations. For instance, the PRC subsidiary will use the cash to pay for their daily business operations. The PRC subsidiary in China is the main operating company to earn revenue.

August 4, 2022

Current investments in Chinese companies, which are governed by the Foreign Investment Law, and the dividends and distributions from our PRC subsidiary are subject to regulations and restrictions on dividends and payment to parties outside of China are subject to restrictions. The principal regulations governing the distribution of dividends paid by WFOEs include the Company Law of PRC, and the Foreign Investment Law. According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. Under these regulations, our PRC subsidiary in China may pay dividends only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong subsidiary is able to transfer cash without any limitation to the United States under normal circumstances.

Renminbi, or RMB, is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their potential future RMB revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiary to remit sufficient foreign currency to our offshore entities for those offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. RMB is currently convertible under the “current account,” which includes dividends and trade- and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign debt (which may be denominated in foreign currency or RMB), including loans we may secure for our PRC subsidiary. Currently, our PRC subsidiary may purchase foreign currency for settlement of current account transactions, including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (SAFE) by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. See the risk factors discussed in the “Risk Factors” section of this Amendment for a detailed discussion of the Chinese legal restrictions on the payment of dividends, our ability to transfer cash within the Company and the potential for holders of the Company’s common stock to be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the PRC subsidiary incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiary. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

Current PRC regulations permit our PRC subsidiary to pay dividends to HK subsidiary only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. ~~We have not been notified from any Chinese government authorities of any restriction on foreign exchange which limits our ability to transfer cash between entities, across borders, and to U.S. investors. In addition, we have not been notified from any Chinese government authorities of any restriction which can limit our ability to distribute earnings from our business, including subsidiaries, to the parent company and U.S. investors.~~ However, we cannot ensure that we will be able to comply with the PRC regulations in all respects in the future. If we fail to comply with the PRC regulations, our ability to transfer cash and distribute earnings may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

August 4, 2022

In February 2021, our PRC subsidiary distributed $4.6 million (net of withholding tax at $517,120 charged at a rate of 10% of the declared dividend) to its holding parent, the HK subsidiary. As long as meeting the above-mentioned requirements, there is no restriction or limitation to transfer dividends from our PRC subsidiary to its Hong Kong parent company, and there is no restriction or limitation to transfer dividends from our Hong Kong subsidiary to its US parent holding company. Since EUBG, the Nevada holding company, is not the direct parent company of the PRC subsidiary, EUBG and the PRC subsidiary cannot make transfer to the other. We intend to keep any future earnings to finance the expansion of our business to our subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future from the HK subsidiary to EUBG, and/or from EUBG to its shareholders. As of the date of this Amendment, other than the above stated $4.6 million cash dividends transferred from our PRC subsidiary to our HK subsidiary for operation costs, no cash transfer or transfer of other assets (including dividends and distribution) have occurred among EUBG, our Nevada holding company and its subsidiaries, either the HK subsidiary or the PRC subsidiary. For more details for the withholding tax paid, see our audited consolidated financial statement for the year ended December 31, 2021.

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Holding Company Structure

Entrepreneur Universe Bright Group is a Nevada holding corporation and we conduct substantially all of our operations through our Hong Kong and PRC subsidiary. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our PRC subsidiary. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiary is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. The aggregate distributable retained earnings for our PRC subsidiary as determined under the Accounting Standards for Business Enterprise were RMB28 million, RMB24 million and RMB42 million as of March 31, 2022, December 31, 2021 and 2020, respectively. Pursuant to the laws and regulations applicable to China’s foreign investment enterprises, our subsidiary that is foreign investment enterprise in the PRC has to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. As of the date of this Amendment, our PRC subsidiary has contributed 50% of the registered capital to general reserve fund. Appropriation to the other two reserve funds are at our subsidiary’s discretion. Our PRC subsidiaries did not make any contributions to the enterprise expansion fund or the staff and bonus welfare fund during each period presented. The restricted amounts of our PRC subsidiary totaled RMB457,499 (US$65,911) as of March 31, 2022, December 31, 2021 and December 31, 2020, respectively. See “Governmental Regulation in relation to Company’s business - Regulations related to Dividend Distribution”.

In February 2021, our PRC subsidiary, distributed USD4.6 million (net of withhold tax at USD517,120 charged at a rate of 10% of the declared dividend) to its holding parent Hong Kong subsidiary. As long as meeting the above-mentioned requirements and the foreign exchange requirements, there is no restriction or limitation to transfer dividends for our China subsidiary to its Hong Kong parent company, and there is no restriction or limitation to transfer dividends for our Hong Kong subsidiary to its US parent holding company.

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Charles Law of Law and Law, PC by phone at 650-965-5502 or via e-mail at charles@lawandlaw.net.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

/s/ Guolin Tao

Guolin Tao
CEO
Entrepreneur Universe Bright Group